Exhibit 99.2

AMENDMENT NUMBER 1

TO THE

NOVO NORDISK A/S U.S. RESTRICTED STOCK UNIT EQUITY COMPENSATION PLAN

WHEREAS, Novo Nordisk A/S (the “Company”) desires to amend the Novo Nordisk A/S U.S. Restricted Stock Unit Equity Compensation Plan (the “Plan”) to increase the maximum number of B Shares (as defined therein) available for Awards (as defined therein) granted under the Plan from Five Million (5,000,000) to Ten Million (10,000,000) (the “Amendment”); and

WHEREAS, on March 24, 2022, the Board of Directors of the Company approved the Amendment.

NOW THEREFORE, in accordance with Section 10.1 of the Plan, the Plan is hereby amended as follows:

1.	Effective March 24, 2022, the Plan is hereby amended by deleting Section 5.1 in its entirety and substituting the following in lieu thereof:

“5.1 Subject to adjustment as provided in Section 9, the maximum number of B Shares available for Awards under the Plan shall be Ten Million (10,000,000) (the “Maximum Limit”). Each B Share subject to an Award shall be counted against the Maximum Limit as one B Share. The B Shares available for Awards under the Plan shall be existing B Shares held by the Company or a Subsidiary in treasury, or acquired by the Company or a Subsidiary on the open market.”

2.	Except as provided herein, the Plan shall remain in full force and effect.

THIS AMENDMENT NUMBER 1 to the Plan is hereby executed on the 24th day of March, 2022.

NOVO NORDISK A/S

By:	/s/ Lars Fruergaard Jørgensen
Name:	Lars Fruergaard Jørgensen
Title:	President and Chief Executive Officer